Exhibit 99.8

Fuel Systems Solutions Co-Founder Summarizes Significant Concerns Regarding Flawed Westport Transaction

Beneficial Owner of Approximately 8.7% of Outstanding Fuel Systems Shares Will Vote AGAINST the Amended Merger Agreement

May 27, 2016 08:30 AM Eastern Daylight Time

CHERASCO, Italy—(BUSINESS WIRE)—Pier Antonio Costamagna, a co-founder of Fuel Systems Solutions, Inc. (“FSS”) (NASDAQ:FSYS) today commented on his continued significant concerns regarding the clear lack of value in a combination of FSS and Westport Innovations, Inc. (“Westport”) (TSX:WPT / NASDAQ:WPRT). Mr. Costamagna has sole voting power over 1,576,043 shares of FSS common stock, representing approximately 8.7% of outstanding shares and he intends to vote AGAINST the merger at the FSS stockholder meeting scheduled for Tuesday, May 31, 2016. He noted a summary of critical points informing his decision.

NO PREMIUM, UNCERTAIN FUTURE WITH WPRT, HIGH RISK OF INSOLVENCY

•	No merger-related premium – the offer represents a 21% discount to FSS’ unaffected share price. WPRT’s share price has declined 39% since merger announcement

•	WPRT has significant debt load maturing and recently raised funds from Cartesian at an effective interest rate of 23%

•	Cartesian will have significant influence and control over combined company

•	WPRT subject to ongoing revenue decline and questionable outlook

•	FSS receiving inadequate stake for its revenue and EBITDA contribution to the combined company

•	Combined company expected to generate negative adjusted EBITDA in FY16 and FY17 and require $150mm of additional financing

•	Real risk of insolvency for the combined company. CEO did not vote for the merger and one director resigned in protest

LIMITED DOWNSIDE TO REJECTION

•	Standalone value substantially higher than current implied offer price

•	Mean average Discounted Cash Flow (DCF) - $14.85

•	Mean average equity research Estimates - $8

•	Almost no debt and $49.5 million in cash and short term investments as of March 31, 2016

•	DCF analysis shows a mean average discount of 65% based on the current offer

•	Expected to generate positive adjusted EBITDA in both FY16 and FY17

•	Third Party’s offer of $4.5 per share in cash, provides effective floor to the share price if the merger is rejected

•	Proxy reflects pressure applied to directors to approve amended merger agreement

Contacts

Abernathy MacGregor

Pat Tucker, 212-371-5999

pct@abmac.com

or

Cia Williams, 212-371-5999

cew@abmac.com